BP 3/12



SEC 07000999 [MISS]ION



MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH. D.C.
213

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 49897

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 S. Gulph Rd., Suite 235
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Rinnander, President 610-337-9403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave., Paoli, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Philip H. Rinnander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
JENNIFER K RINNANDER
Notary Public
BOROUGH OF MEDIA, DELAWARE COUNTY
My Commission Expires Aug 6, 2007

Signature

President
Title

Jennifer K Rinnander
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2006 and 2005

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information

December 31, 2006 and 2005

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Navaid Financial Services, Inc. (an S-Corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 19, 2007

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

NAVAID FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2006 and 2005

Assets	2006	2005
Cash	$ 74,374	$ 81,415
Due from clearing broker	165	126
Accounts receivable	9,000	14,350
Advances to affiliate	2,527	-0-
Deposits	35,340	35,236
Furniture and equipment, net	4,470	6,080
Prepaid expenses	6,093	4,342
Total assets	$131,969	$141,549
Liabilities and shareholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$ 35,233	$ 28,778
Total liabilities	35,233	28,778
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)	1	1
Additional paid-in capital	99,999	99,999
Retained earnings (accumulated deficit)	(3,264)	12,771
Total shareholders' equity	96,736	112,771
Total liabilities and shareholders' equity	$131,969	$141,549

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commission income	$155,948	$199,218
Consulting income	242,265	253,979
Investment income	2,005	1,991
Total revenues	400,218	455,188
Expenses:		
Employee compensation and benefits	255,738	284,020
Occupancy and office	48,475	46,226
Other operating expenses	27,522	35,871
Outside services	47,237	48,522
Payroll taxes	17,781	19,196
Total expenses	396,753	433,835
Net income	$ 3,465	$ 21,353

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
January 1, 2005	106	$1	$99,999	$ 29,418	$ 129,418
Net income				21,353	21,353
Distributions to shareholders				(38,000)	(38,000)
December 31, 2005	106	$1	$99,999	$ 12,771	$ 112,771
January 1, 2006	106	$1	$99,999	$ 12,771	$ 112,771
Net income				3,465	3,465
Distributions to shareholders				(19,500)	(19,500)
December 31, 2006	106	$1	$99,999	$ (3,264)	$ 96,736

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 3,465	$ 21,353
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	2,511	3,091
Loss on disposition of furniture and equipment	718	270
(Increase) decrease in due from clearing broker	(39)	40,974
(Increase) decrease in accounts receivable	5,350	(4,400)
Increase in advances to affiliate	(2,527)	-0-
(Increase) decrease in deposits	(104)	235
(Increase) decrease in prepaid expenses	(1,751)	3,111
Increase (decrease) in accounts payable and accrued expenses	6,455	(1,401)
Net cash provided by operating activities	14,078	63,233
Cash flows from investing activities:		
Purchase of furniture and equipment	(1,619)	(701)
Net cash used by investing activities	(1,619)	(701)
Cash flows from financing activities:		
Distributions to shareholders	(19,500)	(38,000)
Net cash used by financing activities	(19,500)	(38,000)
Net increase (decrease) in cash	(7,041)	24,532
Cash - beginning of year	81,415	56,883
Cash - end of year	$ 74,374	$ 81,415

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers. The Company also provides financial consulting services to local financial institutions in the Pennsylvania and New Jersey area.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment

Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years.

Commission income

Commission income and related expenses are recognized on the trade date since substantially all the efforts in generating the commissions have been completed.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(3) RELATED PARTY TRANSACTIONS

The Company has a one year servicing agreement, which renews annually, with a company related through common ownership to provide office space and professional services. Total consulting income received under this agreement from the related party was $170,500 and $100,000 for the years ended December 31, 2006 and 2005, respectively. If the Company was autonomous, its financial position and results of operations could significantly differ from those presented as of and for the years ended December 31, 2006 and 2005. This agreement was terminated on December 31, 2006.

During the year ended December 31, 2006, the Company paid $2,527 in startup costs on behalf of a company related through common ownership. The amount was not yet reimbursed as of December 31, 2006 and therefore has been reflected as advances to affiliate on the accompanying 2006 balance sheet.

NAVAID FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2006 and 2005

(4) FURNITURE AND EQUIPMENT

At December 31, 2006 and 2005, *furniture* and equipment consisted of:

	2006	2005
Furniture	$ 2,283	$ 2,283
Equipment	13,037	13,455
Software	620	620
	15,940	16,358
Less: accumulated depreciation	11,470	10,278
Total	$ 4,470	$ 6,080

Depreciation expense for the years ended December 31, 2006 and 2005 was $2,511 and $3,091, respectively.

(5) LINE OF CREDIT

On October 16, 2006, Navaid extended a line of credit in the amount of $50,000 to an unrelated entity. The line of credit pays annual interest of 10% compounded monthly and expires on December 31, 2007. This line of credit has not yet been used, and management does not anticipate the line ever being used.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2006, the Company had net capital, as defined, of $74,306, which was $69,306 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .47 to 1 as of December 31, 2006.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 10 and 11 are not applicable.

(7) LEASE COMMITMENTS

The Company has a lease agreement for office space that expires May 2008. Rent expense incurred in connection with this lease for the years ended December 31, 2006 and 2005 was $17,400 and $17,783, respectively.

The future minimum annual rental payments are as follows:

Year ending December 31,	
2007	$17,400
2008	7,250
Total	$24,650

(8) MAJOR CUSTOMERS

For the year ended December 31, 2006, commission income received from six customers represented 84% of total revenues. For the year ended December 31, 2005, commission income received from four customers represented 79.6% of total revenues.

(9) PENSION PLAN

The Company maintains a 401(k) profit sharing plan that covers all of the employees. The Company matches employee contributions up to 6% of their salaries. The amount of pension costs recognized was $12,110 and $13,094 for the years ended December 31, 2006 and 2005, respectively.

(10) CONCENTRATION OF CREDIT RISK

At December 31, 2006, Cash includes $54,829 held with the clearing broker. These funds are not insured by the Federal Deposit Insurance Corporation.

(11) SUBSEQUENT EVENTS

In February, 2007, the shareholders entered an agreement to sell their entire interest in the Company. The effective date for the ownership transfer is expected to be May 31, 2007.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Net capital:	
Total shareholders' equity	$96,736
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	96,736
Less - total non-allowable assets	22,430
Net capital	$74,306
Aggregate indebtedness	$35,233
Total aggregate indebtedness	$35,233
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	74,306
Excess of net capital	$69,306
Excess of net capital at 1000%	$70,783
Ratio of aggregate indebtedness to net capital	.47 to 1

Schedule II

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2006

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2006 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2006 FOCUS Part IIA filing	$78,306
Audit adjustment to non-allowable assets	(2,569)
Audit adjustment to other operating expenses	(1,431)
Net capital	$74,306

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

NAVAID FINANCIAL SERVICES, INC.
Year Ended December 31, 2006

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements of Navaid Financial Services, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 19, 2007

END